Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 2 DATED MARCH 22, 2018
TO THE PROSPECTUS DATED SEPTEMBER 1, 2017
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 1, 2017, as supplemented by Supplement No. 1, dated March 15, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose the departure and appointment of certain officers.

A.	Departure and Appointment of Certain Officers
On March 20, 2018, our board of directors appointed Lainie P. Minnick to serve as Managing Director, Chief Financial Officer and Treasurer of the Company, effective as of April 30, 2018. After 10 years of service with the Company, M. Kirk Scott informed us that, in order to pursue other opportunities, he will resign as Managing Director, Chief Financial Officer and Treasurer, effective as of April 30, 2018. Mr. Scott’s primary duties will be assumed by Ms. Minnick.

B.	Executive Officers
The following disclosure supplements the “Management—Directors and Executive Officers” section of the Prospectus:
Lainie P. Minnick, age 45, will serve as our Managing Director, Chief Financial Officer and Treasurer, effective as of April 30, 2018. In such capacity, Ms. Minnick will oversee debt capital markets initiatives, financial reporting and forecasting, treasury management, the application of our NAV policies and procedures, accounting, tax compliance and other related areas of responsibilities. She has served as Managing Director, Head of Debt Capital Markets for our company, BCI IV and IPT since April 2017. Ms. Minnick previously served as our Senior Vice President of Finance from March 2010 to April 2017; as Senior Vice President of Finance for BCI IV from February 2016 to April 2017; as Treasurer for BCI IV since February 2016; as Senior Vice President of Finance for IPT from March 2013 to April 2017; and as Treasurer for IPT since March 2014. Ms. Minnick also served as Senior Vice President of Finance for Industrial Income Trust Inc. from August 2010 to November 2015, and as Treasurer from March 2014 to November 2015, when the entity was sold. Since joining Black Creek in February 2007, Ms. Minnick has overseen the execution of approximately $10.0 billion of financings and associated interest rate hedging strategies for Black Creek affiliates, collectively. Prior to joining Black Creek in 2007, Ms. Minnick was a Project Executive for Urban Villages, Inc., a Denver-based real estate development firm. From 1999 through 2004, Ms. Minnick worked for Goldman Sachs, most recently as a Vice President working exclusively with the Whitehall Funds, a series of global real estate opportunity funds. Based in both New York and London, Ms. Minnick was responsible for executing real estate related financing transactions throughout the U.S. and Europe. Prior to joining Goldman Sachs, Ms. Minnick worked for the Archon Group, a subsidiary of Goldman Sachs, where she was responsible for real estate related portfolio management and loan asset management efforts. Ms. Minnick holds a Bachelor of Business Administration degree from Southern Methodist University and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania.

C.	The Advisor’s Management Team
The following updates the Advisor’s management team biographical information disclosed in the section titled “The Advisor and the Advisory Agreement—The Advisor” of the Prospectus:
Taylor M. Paul, age 38, serves as our Senior Vice President and Chief Accounting Officer. He has held various positions of growing responsibilities with us and our Advisor since our inception in 2006, including as our Vice President and Controller from 2011 to 2015 and as our Senior Vice President and Controller from 2015 to 2018. Mr. Paul’s responsibilities have included financial reporting, corporate and property accounting, financial planning and analysis and treasury management. In his current role, Mr. Paul oversees all aspects of our accounting, financial reporting, budgeting and certain treasury management and compliance functions. Prior to joining us, Mr. Paul was with KPMG LLP from 2003 to 2006 where he primarily worked in the firm’s real estate practice for various clients which most notably included an S&P 500 international real estate investment trust. Mr. Paul holds a Bachelor’s Degree in Accounting and Spanish from Southwestern University in Georgetown, Texas and holds an active CPA license in the state of Colorado.